December 12, 2023

VIA EDGAR

Ms. Chen Chen

Ms. Melissa Kindelan

Division of Corporation Finance

Office of Information Technologies and Services

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Manhattan Associates, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-23999

Dear Ms. Chen and Ms. Kindelan:

Manhattan Associates, Inc. (the “Company,” “our,” or “we”) has received the Staff’s comment letter dated November 30, 2023, with respect to the above-referenced filing. We set forth below our responses to the Staff’s comments, in each case following the full text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Revenue, page 23

1.
You disclose on page 13 that you are dependent on new customers as well as your installed customer base to purchase additional cloud subscriptions and professional services. You further disclose that if customers decide to discontinue the cloud subscription or reduce the scope of their professional services agreements, your revenue could decrease significantly. Please tell us and revise to include a quantified discussion of the metrics or measures you use to monitor your ability to attract new customers, sell additional services to existing customers, and renew cloud subscription and maintenance contracts, such as number of customers, renewal rates, and expansion rates. Refer to SEC Release 33-10751.

The Company would like to call the Staff’s attention to the Cloud Subscriptions and Software License revenue paragraph on page 23 where the Company notes that cloud subscription revenue and remaining performance obligation (RPO) growth are the leading indicators of its business performance. In future filings, the Company intends to add a separate section in the MD&A, currently expected to be substantially as set forth below, to highlight these metrics more clearly.

Additionally, due to the Company’s recent transition to a Cloud-based model, only a small number of the Company’s cloud subscriptions have come up for renewal to date. The Company expects renewals to increase in the coming years at which point the Company expects that it will begin to track and disclose retention rates as an additional key performance metric.

Key Performance Metrics

We regularly review metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe

Ms. Chen Chen

Ms. Melissa Kindelan

December 12, 2023

cloud subscriptions revenue growth and RPO growth are the leading indicators of our business performance, primarily derived from cloud subscription fees that customers pay for our Unified Omnichannel Commerce and Digital Supply Chain solutions.

Cloud Subscriptions Revenue Growth

Our cloud revenue growth provides insight into our ability to maintain and grow our cloud customer base. Total cloud revenue increased from $122.2 million in 2021 to $176.5 million in 2022, representing a 44% year-over-year increase. Total cloud revenue increased from $79.8 million in 2020 to $122.2 million in 2021, representing a 53% year-over-year increase. Cloud revenue growth is being driven by strong demand for our cloud offerings.

Remaining performance obligations

Transaction price allocated to RPO represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancelable amounts that we expect to invoice and recognize as revenue in future periods. Substantially all of our RPO represents cloud native subscriptions with a non-cancelable term greater than one year. Maintenance contracts typically are for one year and not included in RPO. RPO provides insight into our contracted backlog of future business. As of December 31, 2022, our RPO was approximately $1.05 billion, an increase of 50% over December 31, 2021.

Results of Operations

Revenue, page 28

1.
You disclose that cloud subscription revenue increased on customers demand for your SaaS offerings and that your customers increasingly prefer cloud solutions, including existing customers that are migrating from on-premise to cloud offerings. Further, you disclose that service revenue was primarily driven by adoption and implementation of your cloud solutions. Please tell us and revise to disclose the amount or percentage of the increase in these revenue streams attributable to new versus existing customers and those migrating from on-premise to cloud offerings, in order to provide better context to your results. Refer to Section III.B of SEC Release 33-8350.

The Company would like to call the Staff’s attention to page 24 in the revenue discussion where it states that the percentage mix of new to existing customers for cloud subscriptions and software license sales taken together was approximately 40/60 in 2022. As mentioned above, only a small number of the Company’s cloud subscriptions have come up for renewal to date. The Company expects renewals to increase in the coming years at which point we expect we will begin to track and disclose retention rates.

As stated on page 24, our services revenue growth is contingent on cloud sales and customer upgrade cycles. The Company will disclose in future filings the percentage of professional services revenue that relates to cloud subscriptions. From 2020 to 2022, the percentage of professional services revenue that related to cloud subscriptions increased from approximately 25% in 2020 to over 50% in 2022 and continues to increase in 2023.

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Summary of Significant Accounting Policies

Remaining Performance Obligations, page 49

1.
You disclose approximately $1,051.5 million of revenue is expected to be recognized from remaining performance obligations, approximately 40% over the next 24 months with the balance recognized thereafter. Please tell us and revise to better explain when

Ms. Chen Chen

Ms. Melissa Kindelan

December 12, 2023

the other 60% will be recognize as revenue, on a quantitative basis or by providing qualitative information. Refer to ASC 606-10-50-13.

In future filings, the Company will revise its disclosure to clarify that most of the remaining balance will be recognized in the following 36 months.

Deferred Commissions, page 49

2.
Please tell us and revise to disclose whether commissions are earned on cloud subscription renewals. If so, disclose whether they are commensurate with the commissions earned on the initial contract and how you account for such commissions. Refer to ASC 340-40-35-1 and 340-40-50.

Commissions are earned on cloud subscription renewals, but they are not commensurate with the commission earned on the initial contract. As such, renewal commissions are amortized over the contractual renewal period. The Company will revise its future filings to provide additional clarification.

Please direct any further questions regarding these filings and this letter to the undersigned at (678) 597-7115. Thank you.

Very truly yours,

MANHATTAN ASSOCIATES, INC.

/s/ Dennis B. Story

Dennis B. Story

Executive Vice President and CFO